Exhibit 99.1

Glass House Brands Announces Resignation of Board Member Hector De La Torre

LONG BEACH, CA and TORONTO, July 13, 2023 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX:GHBWF) today announced that Hector De La Torre has stepped down from the Board, due to the time requirements of his recent appointment as Executive Director of the Gateway Cities Council of Governments.

"On behalf of the Board and the whole team at Glass House, I would like to thank Hector for his impactful leadership during his tenure," said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. "Hector was one of the earliest vocal advocates for cannabis policy reform in California. Since joining the Board, Hector’s expertise in public health and public affairs has provided the team with invaluable insights that have helped position the Company for long-term success."

Mr. Kazan further added, "Hector has been a valuable member of our team and we appreciate his service and commitment to Glass House, as well as his thoughtful guidance as a Board member. We wish him all the best in his exciting new role leading the Gateway Cities."

"It has been my pleasure to work with the Glass House management team in advancing the Company’s growth," said Mr. De La Torre. "I am proud of being an initial board member and participating in Glass House’s birth, evolution and success – with the building blocks set for continued growth.”

ABOUT GLASS HOUSE

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email- alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264 5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson / Jack Perkins

T: 212-896-1233

E: GlassHouse@kcsa.com